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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 11
MEDIA SOURCE, INC. (Name of Issuer)
Common Stock, Par Value $.01 per share (Title of Class of Securities)
58445E100 (CUSIP Number)
Robert Moton, 1406 Casa DeOro, Corpus Christi, Texas 78411 361-852-8082 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 10, 2003 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 58445E100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert Moton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares		7.	Sole Voting Power 16,600 Shares
Beneficially
Owned by Each Reporting		8.	Shared Voting Power —
Person With
		9.	Sole Dispositive Power 16,600 Shares

		10,	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,600 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) IN

Instructions for Cover Page

(1)
Names and I.R.S. Identification Numbers of Reporting Persons—Furnish the full legal name of each person for whom the report is filed—i.e., each person required to sign the schedule itself—including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2)
If any of the share beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(l) in which case it may not be necessary to check row 2(b)].

(3)
The 3rd row is for SEC internal use; please leave blank.

ITEM 1.    SECURITY AND ISSUER

        This statement relates to shares of Common Stock, par value $0.01 per share (the "Stock"), of Media Source, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 5695 Avery Road, Dublin, Ohio 43016.

ITEM 2.    IDENTITY AND BACKGROUND

        Separate filings are being made by Mr. Moton and Stevens Financial Group, L.L.C. as members of a group. Mr. Moton is filing this Amendment No.1 for himself and Stevens Financial Group is filing a separate Schedule 13D.

  (a)
  Robert Moton

  (b)
  Mr. Moton's principal address is located at 1406 Casa DeOro, Corpus Christi, Texas 78411.

  (c)
  Mr. Moton is presently retired and spends the majority of his time volunteering with community-based, local youth programs.

  (d)
  During the last five years, Mr. Moton has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

  (e)
  During the last five years, Mr. Moton has not been a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)
  Mr. Moton is a citizen of the United States.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

        No change.

ITEM 4.    PURPOSE OF TRANSACTION

        Mr. Moton acquired the shares of the Stock reported herein for investment during the years 2000 and 2001 and continued to maintain them for investment purposes until January 2003. The purpose has now changed. On January 10, 2003, Mr. Moton's representative, Stevens Financial Group, L.L.C., proposed to purchase all of the outstanding shares of Media Source, Inc. (the "Company") for $30.00 a share or approximately $9.7 million subject to certain conditions. (See the attached Exhibit)

        The proposal by Stevens Financial Group is conditioned among other things on being able to acquire all of the outstanding stock of Media Source, Inc. Since S. Robert Davis and Charles Davis together own some 65.9% of the outstanding shares of Media Source, the proposal by Stevens Financial can only be consummated if the Davises also agree to sell their shares to Stevens Financial. The Davises have not agreed to do so.

        The proposal by Stevens Financial Group may be modified or withdrawn at any time.

        If the acquisition is completed, the plan will be to take the Company private, cease all trading in stock of the Company, and change the board of directors and management.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

  (a)
  Mr. Moton is the beneficial owner of 16,600 shares of Stock, which constitutes approximately 5.1% of the outstanding shares of the Stock.

  (b)
  Mr. Moton has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 16,600 shares of the Stock.

  (c)
  During the past 60 days, neither Mr. Moton nor his representative, has purchased any shares of Media Source, Inc.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The proposal to purchase is attached as Exhibit A. If the proposal is implemented, it is expected that Mr. Moton will sell his shares to Stevens Financial Group, L.L.C.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS

Exhibit A—	Letter to Rodney L. Taylor, Chairman, Special Committee of the Board of Directors of Media Source, Inc., dated January 10, 2003, from Danniel Stevens, CEO, Stevens Equity Holdings, a unit of Stevens Financial Group, L.L.C.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2003
/s/ ROBERT MOTON Robert Moton

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